SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: General Electric Co.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to our shareholder letter, available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/606c5d7977f8757c3fb95135/16 17714553176/GE+Vote+No+-+FINAL.pdf]

[This reference is to an article in the Wall Street Journal, available at https://www.wsj.com/articles/covid-19-brought-the-economy-to-its-knees-but-ceo-pay-surged-11618142400?reflink=desktopwebshare_twitter].